{P0050587:1}
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                  ------------

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [  ] Form 20-F  [  ] Form 11-K  [ X] Form 10-Q   [  ] Form N-SAR
and Form 10-KSB                                 and Form 10-QSB

For Period Ended:  March 31, 2001

[  ] Transition Report on Form 10-K                          SEC FILE NUMBER
[  ] Transition Report on Form 20-F                               0-10124
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q                            CUSIP NUMBER
[  ] Transition Report on Form N-SAR                            053667 10 1

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                travelbyus, Inc.
                                ----------------
               Full Name of Registrant (Former Name if Applicable)

                       700 North Pearl Street, Suite 2170
                     ---------------------------------------
           Address of Principal Executive Offices (Street and Number)

                                Dallas, TX 75201
                               ------------------
                           (City, State and Zip Code)




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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[  ]     (a)      The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]     (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10Q-SB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         The registrant is unable to timely file its annual report on Form 10-QSB for the quarter ended March 31, 2001 without unreasonable effort or expense due to the additional time needed by the registrant to consolidate the financial reporting of the constituent companies to the Arrangement described in response to the question in Part IV, Item 3, below, one of which constituents has historically reported its financial results in accordance with accounting principles generally accepted in Canada.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Richard Morgan               214                      922-8100
         --------------           -----------             ----------------
         (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                    [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [x] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          On January 25, 2001, Aviation Group, Inc., a Texas corporation, completed an arrangement (the "Arrangement") with travelbyus.com, Ltd., an Ontario corporation, in which the operations of these companies were combined. Immediately prior to completion of the Arrangement, Aviation Group, Inc. changed its name to travelbyus, Inc. Under the terms of the Arrangement, Aviation Group, Inc. was the legal acquirer of travelbyus.com, Ltd. and travelbyus.com, Ltd. was the accounting acquirer. Accordingly, the historical financial information to be set forth in the registrant's 10-QSB for the quarter ended March 31, 2001 will be that of the accounting acquirer, travelbyus.com., Ltd., which historically has been reported in accordance with accounting principles generally accepted in Canada. Principally as a result of the consolidation of the constituent companies in the Arrangement, the results of operations of the registrant reported for the three months ended March 31, 2001 are anticipated to be significantly different from (i) the historical financial results of Aviation Group, Inc. reported in the quarterly report on Form 10-QSB for the quarter ended March 31, 2000, and (ii) the historical results for the accounting acquirer, travelbyus.com, Ltd. for the quarter ended March 31, 2000 that will be included in the forthcoming 10-QSB.

          The registrant has not completed its consolidation of the financial results of the constituent companies to the Arrangement or made the necessary adjustments associated with such consolidation and, therefore, is unable to provide a meaningful estimate of its results for the three and six months ended March 31, 2001.

                                travelbyus, Inc.
                                ----------------
                (Name of Registrant as Specified in its Charter)

has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                 By   /s/ William Kerby
                      ------------------
                          William Kerby, President and Chief Executive Officer

Date: May 15, 2001

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign n behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).